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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70841

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __1031 Securities Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__25300 West 13 Mile Road__

(No. and Street)

__Franklin__	__MI__	__48025__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Kimberly Ryan__	__248-224-8713__	__kim.ryan@1031securities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__David Lundgren & Company__

(Name – if individual, state last, first, and middle name)

__505 North Mur-Len Road__	__Olathe__	__KS__	__66062__
(Address)	(City)	(State)	(Zip Code)
__01/05/2015__		__6075__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Ryan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 1031 Securities Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Kimberly Ryan

Title:

Principal Financial Officer and FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

1031 Securities Inc.

**Financial Statement and Report of Independent
Registered Public Accounting Firm
pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
For the year ended December 31, 2025**

1031 Securities Inc.
December 31, 2025

CONTENTS

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED

505 NORTH MUR-LEN ROAD

OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of 1031 Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 1031 Securities, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of 1031 Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 1031 Securities, Inc.'s management. Our responsibility is to express an opinion on 1031 Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 1031 Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as 1031 Securities, Inc.'s auditor since 2025.

Olathe, Kansas
March 28, 2026

1031 Securities Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	190,171
Accounts receivable		64,283
Commissions receivable		304,618
Prepaid expenses		61,139
Tax holding account		28,257
Fixed assets, net		1,933
TOTAL ASSETS	**$**	**650,401**

Liabilities and Stockholder's Equity

Accounts payable	$	92,425
Accrued taxes		38,875
Payroll liabilities		27,901
Accrued commission		304,618
Total Liabilities		463,819
Paid-In-Capital	$	74,966
Retained Earnings		111,616
Total Stockholder's Equity		186,582
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**650,401**

See notes to financial statement

1031 Securities Inc.
Notes to Financial Statement
December 31, 2025

Note 1 – <u>Organization</u>

1031 Securities, Inc. ("Company"), was organized as a Corporation in the State of Michigan on October 5, 2023. On March 15, 2024 the Financial Industry Regulatory Authority ("FINRA") approved the Company's application to act as a Broker registered with the Securities and Exchange Commission ("SEC"). 1031 Securities Inc. is a member of Securities Investor Protection Corporation ("SIPC").

The Company has adopted a calendar year.

The Company's operations consist primarily of selling tax shelters or limited partnerships in primary distributions, private placement of securities on a best-efforts basis and due diligence related to private placements, and commission sharing. The majority of the Company's customers are individuals located throughout the United States.

Note 2 - <u>Significant Accounting Policies</u>

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and cash equivalents

The Company's cash consists of cash on deposit with bank. Cash equivalents represent money market funds or short-term investments with original maturities of three months or less from the date of purchase. The Company does not have any cash equivalents.

Revenue Recognition

The Company's revenue recognition policies are as follows.

Private Placement Commissions and Due Diligence Fees

The Company participates in the private placement offerings of securities on a best-effort basis. The Company, operating as a placement agent, earns a selling commission and due diligence fee equal to the gross sale price by the agreed upon rates. Commissions and due diligence fees are recognized on the date of approval by the home office. The

Note 2 –Summary of Significant Accounting Polices (continued)

Company believes that the performance obligation is satisfied on the date approved at the home office because that is when the underlying private placement interest is defined, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Accounts Receivable

The Company's receivables from broker-dealers include amounts receivable from unsettled trades placed directly with the sponsor company. The amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The company continually reviews the credit quality of its counterparties.

Income Taxes

The Company was incorporated in October 2023 but did not have taxable activity requiring an income tax provision in 2023. As a result, this is the first year in which the Company is filing an income tax return. As of December 31, 2025, the Company has not identified any temporary differences requiring the recognition of deferred tax assets or liabilities.

The Company is also subject to state income taxes.

As of December 31, 2025, open Federal tax years subject to examination include the tax years ended December 31, 2025 and 2024.

Recently Adopted Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending December 31, 2025, the Company has adopted ASU 2023-07, Segment reporting topic 280. The Company has evaluated the implications, if any, of this pronouncement and the possible impact it may have on the Company's financial statements. Management has determined that the pronouncement has limited application to the Company and implementation did not have a material impact on the financial statements taken as a whole.

1031 Securities Inc.
Notes to Financial Statement
December 31, 2025

Note 3 – <u>Net Capital Requirements</u>

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $5,000 or 12.5% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2025, the Company had excess capital in the amount of $28,306. The aggregate indebtedness was $463,819, which resulted in a minimum net capital required of $30,921. The Company had net capital of $59,227 which was in excess of the minimum $30,921 by $28,306. The ratio of aggregate indebtedness to net capital was .0783 to 1.

Note 4 – <u>Segment Reporting</u>

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, private placement segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the private placement segment or into other parts of the entity. The Company's CODM is the CEO. The nature of business and accounting policies of the private placement segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Note 5 –<u>Economic Dependency</u>

A registered securities representative of the Company generated approximately 39% of the Company's total revenue. This registered representative's compensation was approximately 39% of the Company's total compensation and related costs and approximately 50% of the commissions payable at the end of the period. The Company is economically dependent on this registered representative.

Note 6 – <u>Concentration of Risk</u>

The Company maintains its cash with one major financial institution, which at times may exceed the FDIC limit. The Company has not experienced any losses in such account.

Note 7 – <u>Contingencies</u>

In July 2025, Inspired Healthcare Capital ("IHC"), a sponsor of certain investment vehicles in which the Company's customers have invested, suspended investor distributions across all such vehicles since inception. This development has affected six customers of the Company and has resulted in one pending arbitration claim filed with the Financial Industry Regulatory Authority ("FINRA").

The Company has joined a consortium of broker-dealers that are collectively funding legal efforts related to IHC's actions, including participation in proceedings associated with IHC's recently filed bankruptcy. These efforts include support for customer representation in the bankruptcy process.

The Company has evaluated this matter in accordance with Accounting Standards Codification Topic 450, *Contingencies*. At this time, the Company is unable to reasonably estimate the possible loss or range of loss, if any, associated with these matters. Accordingly, no accrual has been recorded in the accompanying financial statements. However, an adverse outcome could have a material effect on the Company's financial position, results of operations, or cash flows.

Note 8 – <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2025, through the date which the financial statements were available to be issued and there were no subsequent events identified.